February 5, 2021

Via Edgar and Email

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Ms. Cara Wirth and Ms. Katherine Bagley

Re: Foot Locker, Inc.

Form 10-K for Fiscal Year Ended February 1, 2020

Filed March 27, 2020

File No. 001-10299

Dear Ms. Wirth and Ms. Bagley:

I note the receipt by Foot Locker, Inc. (“Company”), a New York corporation, of the comment letter (“Comment Letter”), dated January 26, 2021 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“Commission”) regarding the above-referenced Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended February 1, 2020. On behalf of the Company, I hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff’s review, I have retyped the text of the Staff’s comments below in bold type.

Annual Report on Form 10-K for Fiscal Year Ended February 1, 2020

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 9, 2020), page 43

1.

We note that you use adjusted net income as a performance target under your long-term incentive program. We also note that you calculate this metric based on two-year average annual adjusted net income. For your 2018-2019 LTIP awards, you state that your actual two-year average annual net income was $555.4 million. This number is not consistent with your two-year average net income as disclosed in your annual report on Form 10-K for the year ended February 1, 2020. Please tell us how you calculated this number from your audited financial statements and include such information in future filings. Refer to Instruction 5 of Item 402(b) of Regulation S-K.

Foot Locker, Inc. 330 West 34th Street New York NY 10001 Tel. 212.720.3700

February 5, 2021

Foot Locker, Inc.

Response

Annually, the Compensation and Management Resources Committee (“Compensation Committee”) of the Company’s Board of Directors establishes certain performance targets in connection with the Company’s long-term incentive program. The long-term incentive program provides for the exclusion of certain items from such performance targets that the Compensation Committee considers to be unusual or non-recurring. These items, if they occur, are excluded when calculating the long-term incentive program results, however such unusual or non-recurring items may not be material for purposes of the Form 10-K’s non-GAAP measures. In addition, certain items may not be adjusted for purposes of the long-term incentive program, as they do not exceed a pre-established adjustment threshold, although they are adjusted for financial reporting purposes in the Company’s Form 10-K consistent with past practices.

Please note the following reconciliation, presented in millions:

	2019	2018	Average
After-tax income:	($ in millions)
Net income	$491	$541
After-tax adjustments excluded from GAAP:
Impairment and other charges, net of income tax benefit of $16 and $6 million, respectively (1)	49	31
Other income, net (1)	(4)	—
U.S. tax reform (1)	2	(28)
Tax expense (benefit) related to tax law rate changes (1)	(2)	4
Tax benefit related to enacted change in foreign branch currency regulations (1)	—	(1)
Income tax valuation allowances (1)	2	–
Adjusted net income (non-GAAP)	$538	$547

Disregarded items for the long-term incentive plan:
U.S. tax reform	(2)	28
Tax expense (benefit) related to tax law rate changes	2
Income tax valuation allowances	(2)
Tax benefit related to enacted change in foreign branch currency regulations	—	1
Disregarded items for the long-term incentive plan, not part of non-GAAP adjustments (2)	(5)	3
Adjusted net income (long-term incentive program)	$531	$579	$555

(1)	See pages 18 and 19 of our 2019 Annual Report on Form 10-K for a description of these items.
(2)

The long-term incentive program provides for the exclusion of certain items that the Compensation Committee considers unusual or non-recurring. The disregarded items permitted under the long-term incentive plan include adjustments relating to unplanned matters, certain litigation charges, and the excess tax benefits or deficiencies arising from stock option exercises.

The Company will disclose in future filings the reconciliation of two-year average annual net income calculated for LTIP purposes, and, if applicable variances from the non-GAAP measures.

February 5, 2021

Foot Locker, Inc.

2.

As a related matter, we note that you use ROIC as a performance target under your long-term incentive program. We also note that you disclose each item used in calculating ROIC for LTIP, but there are certain items that "cannot be calculated from [y]our audited financial statements. Please tell us how you calculated this number from your audited financial statements, as required by Instruction 5 of Item 402(b) of Regulation S-K, and include such information in future filings. Alternatively, tell us why you do not believe you are required to do so.

Response

The Company will disclose in future filings how ROIC is calculated for LTIP purposes from the Company’s financial statements. Please note the following reconciliation, presented in millions:

	2019	2018
Pre-tax income:	($ in millions)
Income before income taxes	$672	$713
Pre-tax adjustments excluded from GAAP:
Impairment and other charges (1)	65	37
Other income, net (1)	(4)	—
Adjusted income before income taxes (non-GAAP)	$733	$750

Disregarded items for the long-term incentive plan, not part of non-GAAP adjustments (2)	(4)	14

Interest income, net	11	9
Adjusted EBIT for ROIC (long-term incentive program)	$718	$755

	2019	2018	Average
	($ in millions)
Adjusted EBIT for ROIC (long-term incentive program)	$718	$755
+ Rent expense (1)	—	750
- Estimated depreciation on capitalized operating leases (1)	—	(603)
+ Interest component of straight-line rent expense (1)	173	—
Adjusted net operating profit	891	902
- Adjusted income tax expense (1)	(239)	(215)
= Adjusted return after taxes	$652	$687	$670
Average total assets (3)	$5,205	$3,891
- Average cash and cash equivalents	(899)	(870)
- Average non-interest bearing current liabilities	(720)	(690)
- Average merchandise inventories	(1,239)	(1,274)
+ Average estimated asset base of capitalized operating leases (4)	1,442	2,989
+ 13-month average merchandise inventories	1,361	1,337
= Average invested capital	$5,150	$5,383	$5,266
ROIC %	12.7%	12.8%	12.7%

February 5, 2021

Foot Locker, Inc.

(1)	See page 20 of our 2019 Annual Report on Form 10-K for a description of these items.
(2)

The long-term incentive program provides for the exclusion of certain items that the Compensation Committee considers unusual or non-recurring. The disregarded items permitted under the long-term incentive plan include adjustments related to long-term incentive plan award expense, unplanned matters, certain litigation charges, and the excess tax benefits or deficiencies arising from stock option exercises.

(3)	Represents average total assets for 2019 and 2018 of $6,589 million and $3,820 million, respectively.
(4)

For 2018, the determination of the capitalized operating leases and the adjustments to income were calculated on a lease-by-lease basis and represented the best estimate of the asset base that would be recorded for operating leases as if they had been classified as capital or as if the property were purchased. No such adjustments are required for 2019. See page 20 of our 2019 Annual Report on Form 10-K for a detailed discussion.

I trust that the foregoing addresses your comments.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at (212) 720-3896.

Sincerely,
/s/ Giovanna Cipriano
Senior Vice President and
Chief Accounting Officer

cc:	Guillermo Marmol

Chairman of the Audit Committee

Richard Johnson

Chairman of the Board, President and Chief Executive Officer

Lauren Peters

Executive Vice President and Chief Financial Officer

Sheilagh Clarke

Senior Vice President, General Counsel and Secretary